UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
   Washington, DC  20549

   SCHEDULE 13G

   Under the Securities and Exchange Act of 1934
   (Amendment No.   )*

Anthony & Sylvan Pools, Corp.
(Name Of Issuer)

Common stock, par value $0.00
(Title of Class of Securities)

(CUSIP Number)
 036762102

September 19, 2000
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

	[  ]	Rule 13d-1(b)

	[X]	Rule 13d-1(c)

	[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.   036762102		SCHEDULE 13G

1.    NAME OF THE REPORTING PERSON

       STEVEN T. NEWBY

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF
       A GROUP			(a) [ ]
				(b) [X]

3.    SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

NUMBER OF 	5.  SOLE VOTING POWER
SHARES		      188,721
BENEFICALLY	6.  SHARED VOTING POWER
OWNED BY	     -0-
EACH		7.  SOLE DISPOSITIVE POWER
REPORTING	     188,721
PERSON		8.  SHARED VOTING POWER
WITH		     -0-

9.    AGGREGATE AMOUNT BENEFICALLY OWNED BY
       EACH REPORING PERSON
       188,721

10. CHECK THE BOX IF THE AGGREGATE AMOUNT IN
       ROW (9) EXCLUDES CERTAIN SHARES    [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (9)
      6.4%

12. TYPE OF REPORTING PERSON
       IN


ITEM 1.
(a) Anthony & Sylvan Pools, Corp.
(b) 220 Park Drive
     Chardon, OH  44024

ITEM 2.
(a)  Steven T. Newby
(b)  555 Quince Orchard Road, Suite 606
      Gaithersburg, MD  20878
(c)  USA
(d)  Common Stock, par value $0.00
(e)  036762102

ITEM 3.  Passive Investor

101:   ITEM 4.  Ownership

103:   (a)  Amount beneficially owned:  188,721.
104:   (b)  Percent of class:  6.4%.
105:   (c)  Number of shares as to which the person has:
106:   	(i)  Sole power to vote or to direct the vote 188,721.
107:   	(ii) Shared power to vote or direct the vote -0-.
108:   	(iii)Sole power to dispose or to direct the
                      disposition of 188,721.
   	(iv) Shared power to dispose or to direct the
                      disposition of -0-.

ITEM 5.  Ownership of Five Percent or Less of a Class

    	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  Ownership of More than Five Percent on Behalf of
               Another Person

               NONE

ITEM 7.  Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding Company

               NONE

ITEM 8.  Identification and Classification of Members of the
               Group

               NONE

ITEM 9.  Notice of Dissolution of Group

               NONE

ITEM 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


			SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 19, 2000	/S/:	STEVEN T. NEWBY
 				STEVEN T. NEWBY